April 5, 2006

GOLDBELT ACCELERATES EXPIRY DATE OF SHARE PURCHASE WARRANTS

Goldbelt Resources Ltd. (TSXV: GLD) announces that, in accordance with the terms of the outstanding common share purchase warrants of the Corporation which expire on September 3, 2006 and the common share purchase warrants issued upon the exercise of agents' options, which warrants expire on March 3, 2007, (collectively, the "Warrants"), the Corporation has elected to accelerate the expiry date of all such currently outstanding Warrants. The Warrants were issued in connection with a private placement financing completed March 3, 2005. The Warrants are exercisable to acquire up to a maximum of 8,260,985 common shares of the Corporation at a price of $0.65 each.

Under the terms of the certificate representing the Warrants, if the trading price of the Corporation's shares exceeds $0.95 for 21 consecutive trading days, the Corporation may accelerate the expiry date of the Warrants. Since Goldbelt's shares have exceeded $0.95 for the requisite 21 consecutive trading days, Goldbelt has today exercised its right and caused to be delivered to each holder of Warrants a notice confirming the acceleration of the expiry date of the Warrants to May 10, 2006.

All Warrants must be exercised on or before 4.30 p.m. Vancouver time on May 10, 2006, failing which they will expire.

Holders who wish to exercise the Warrants, are requested to complete the exercise form which was attached to their Warrant certificate and surrender the Warrant certificate to Computershare Trust Company of Canada (the "trustee"), 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, together with a certified cheque, bank draft or money order in lawful money of Canada payable to the order of the Corporation at par where the Warrant certificate is so surrendered for the aggregate purchase price of the common shares so subscribed for.

For further details on Goldbelt Resources, please visit the Company's website at www.goldbeltresources.com or contact Laura Sandilands, Investor Relations, at (416) 364-0557 or by email to lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per: "Collin Ellison"
Collin Ellison, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.

The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.